SEC FILE NUMBER 1-13237

CUSIP NUMBER 15188T108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	¨ Form 10-K ¨ Form 20-F ¨ Form 11-K ☒ Form 10-Q ¨ Form 10-D ¨ Form N-SAR ¨ Form N-CSR

For Period Ended:	March 31, 2012

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
CENTERLINE HOLDING COMPANY
Full Name of Registrant
CHARTERMAC
Former Name if Applicable
100 CHURCH STREET
Address of Principal Executive Office (Street and Number)
NEW YORK, NEW YORK 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, in March 2010, Centerline Holding Company (the “Company”) entered into a Second Amended and Restated Revolving Credit And Term Loan Agreement and has subsequently entered into a waiver agreement and three amendments to that waiver agreement (as amended by the amended waiver agreement, the “Credit Agreement”).  The Company has also previously reported that it is reasonably likely that it will not be in compliance with the Consolidated EBITDA to Fixed Charges Ratio covenant contained in Credit Agreement at future reporting dates.

The Company’s senior management, finance and legal teams are spending a significant amount of time with respect to negotiations currently underway regarding the Credit Agreement, which has impacted the compilation, dissemination and review of the information required to be presented in the Company’s Form 10-Q for the quarterly period ended March 31, 2012 (the “Form 10-Q”) and rendered the Company unable to file the Form 10-Q by the prescribed due date without unreasonable effort or expense. The Company expects to complete and file the Form 10-Q no later than May 21, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

ROBERT L. LEVY	212	317-5700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CENTERLINE HOLDING COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2012	By	/s/ Robert L. Levy
Rober L. Levy President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).